UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 30, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a Share Sale Agreement (the “Agreement”) with Zhao Duan Wen (the “Buyer”), pursuant to which the Company agreed to sell all of its shares in REIT Holdings (China) Limited, a Hong Kong limited company and a wholly-owned subsidiary of the Company (“REIT Holdings”), to the Buyer for a purchase price of US$80,000 (the “Divestiture”). REIT Holdings is the holding company of multiple indirect subsidiaries of the Company, which are engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The board of directors of the Company approved the Divestures based on considerations that these lines of business had experienced significant losses over the years and that the Company plans to focus on existing and new businesses that are more profitable and promising. The terms of the Agreement, including the purchase price, were negotiated based on an valuation report of a third-party appraisal firm.

Pursuant to the Agreement, the Buyer shall bear any debts, claims and liabilities of REIT Holdings existing or potentially contingent prior to the closing of the Divestiture (the “Closing”), or any default liabilities arising out of the management of the business. The Buyer may not make any claim under the Agreement, including for a breach of warranty, unless full details of the claim have been notified to the Company within 12 months from the Closing. The Agreement contains customary representations, warranties and covenants by the parties. The Company’s total liability for any claims, subject to exclusions, under the Agreement is limited to US$100,000.

The Divestiture closed on December 31, 2024. Following the Divestiture, the Company will no longer be engaged in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies and will focus on research and production of environmental protection technologies and equipment, application of new energy technologies, research and development of artificial intelligence (AI) technology, as well as development of products and solutions of general health and wellness.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, a copy of which is attached hereto as Exhibit 4.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such documents, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1+^	English Translation of Share Sale Agreement by and between ReTo Eco-Solutions, Inc. and Zhao Duan Wen

+	Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because they are not material and are the type that the Company treats as private or confidential. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.
^	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2025	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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